Exhibit 23.4

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have issued our report dated March 5, 2004, accompanying the combined statements of net assets sold and the related combined statements of revenue and direct expenses of the satellites services business operations relating to and conducted with the North American telecommunications satellites (collectively referred to as the “Loral Transferred Satellites”) of Loral Space & Communications Ltd. and Subsidiaries (“Loral” or the “Company”) as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003, which is included in this Registration Statement and Prospectus. We consent to the use of the aforementioned report in the Registration Statement and Prospectus, and to the use of our name as it appears under the captions “Selected Financial Data of the Loral Transferred Satellites” and “Experts.”

/s/ Grant Thornton LLP

New York, New York
March 8, 2004